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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                              Acxiom Corporation
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                  005125 10 9
                                (CUSIP Number)

                            Ross D. Emmerman, Esq.
                            Neal Gerber & Eisenberg
                           Two North LaSalle Street
                            Chicago, Illinois 60602
                                (312) 269-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 26, 1994
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 26 pages
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1.   NAME OF REPORTING PERSON

          Trans Union Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER              7    SOLE VOTING POWER
OF                            1,480,000
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        1,480,000
WITH
                    10   SHARED DISPOSITIVE POWER
                              -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,480,000, subject to certain limitations (see Item 3)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]

         The aggregate amount set forth in row 11 excludes 500,000 shares of Common Stock (4.5% of the outstanding shares) subject to a stock purchase agreement between the Issuer and Marmon Industrial Corporation. See Items 3, 5 and 6 and Appendix A hereof.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.2%, based on the number of outstanding shares of the Issuer on September 30, 1994 as represented by the Issuer in writing and assuming the issuance of 500,000 shares of Common Stock to Marmon Industrial Corporation as described herein.

14   TYPE OF REPORTING PERSON
          CO

                             Page 2 of 26 pages
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1.   NAME OF REPORTING PERSON

          Marmon Industrial Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS
          WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e) [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER              7    SOLE VOTING POWER
OF                            500,000
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                        500,000
WITH
                    10   SHARED DISPOSITIVE POWER
                              -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]

         The aggregate amount set forth in row 11 excludes 1,480,000 shares of Common Stock (12.2% of the outstanding shares) which Trans Union Corporation owns or has the right, subject to certain limitations, to acquire. See Items 3, 5 and 6 and Appendix A hereof.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%, based on the number of outstanding shares of the Issuer on September 30, 1994 as represented by the Issuer in writing.

14   TYPE OF REPORTING PERSON

          CO

                             Page 3 of 26 pages
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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
- --------------------------------------------

      Unless otherwise defined, all capitalized terms used herein shall have the meanings assigned to them in the Amended and Restated Statement on
Schedule 13D dated August 31, 1994 (the "Amended and Restated Statement") previously filed on behalf of the Trans Union Corporation, a Delaware corporation ("Trans Union"), as Amendment No. 2 to Trans Union's Statement on
Schedule 13D dated August 31, 1992.

Item 2.   Identity and Background.

     This Amendment No. 3 is being filed by Trans Union, the principal executive offices of which are located at 555 West Adams Street, Chicago, Illinois 60661, and Marmon Industrial Corporation, a Delaware corporation and the sole stockholder of Trans Union ("MIC"), the principal executive offices of which are located at 225 West Washington Street, Chicago, Illinois 60606. The principal business of Trans Union is that of providing consumer credit reporting services. The principal business of MIC is acting as a holding company which owns the stock of various operating companies. Certain information concerning the directors and executive officers of MIC and the entities directly and indirectly controlling MIC is set forth in Appendix A, which was filed with the Amended and Restated Statement.

     Neither MIC nor, to the best knowledge of MIC, any of the persons listed in Appendix A, have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      As of October 26, 1994, Trans Union, with the consent of the Issuer, distributed its rights under the Letter Agreement to MIC and MIC entered into a Stock Purchase Agreement dated as of October 26, 1994 (the "MIC Agreement") with the Issuer regarding the purchase by MIC of the Additional Shares. The MIC Agreement supersedes the Letter Agreement. MIC intends to acquire the Additional Shares with working capital. A copy of the MIC Agreement is filed as Exhibit 99.1 hereto.

      Trans Union and MIC are filing this Amendment No. 3 with the Securities and Exchange Commission because they may be deemed to be a "group" by virtue of Rule 13d-5(b) as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act"). However, each of Trans Union and MIC disclaims beneficial ownership of shares of Common Stock held by the other and disclaims membership in a "group" for purposes of Section 13(d) of the Act.


Item 4.   Purpose of Transaction.

     The Additional Shares are being acquired by MIC for investment purposes. MIC does not have any current intention to acquire any other shares of Common Stock. Except as otherwise described herein, MIC has no present intention to take any other action listed in paragraphs (a) through (j) of Item 4 of
Schedule 13D; however, MIC reserves the right to take any action, including, without limitation, the actions set forth in paragraphs (a) through (j) of
Item 4, subject to applicable law.

                             Page 4 of 26 pages
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Item 5.   Interest in Securities of the Issuer.

     As of October 26, 1994, Trans Union beneficially owned 1,480,000 shares of Common Stock, consisting of the Initial Shares and the Warrant Shares (the purchase of which are subject to the Warrant Exercise Limitation). Such shares constitute approximately 12.2% of the outstanding Common Stock based on the number of outstanding shares disclosed in the MIC Agreement. Such 1,480,000 shares of Common Stock beneficially owned by Trans Union does not include the Additional Shares. Trans Union has the sole power to vote and the sole power to dispose of all of the Initial Shares and, upon exercise of the Warrant, Trans Union will have the sole power to vote and the sole power to dispose of the Warrant Shares.

      Assuming completion of the purchase of the Additional Shares by MIC, MIC will own 500,000 shares of Common Stock, which will constitute approximately 4.5% of the outstanding shares. MIC will have the sole power to vote and the sole power to dispose of the Additional Shares.

     During the past sixty days neither Trans Union nor MIC nor, to the best knowledge of Trans Union, any of the persons identified in Appendix A hereof have effected any transactions in the Common Stock, except as otherwise described herein.


Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of the MIC Agreement, MIC has the same rights with respect to registration of the Additional Shares under the Securities Act of 1933, as amended, as Trans Union has under the Registration Rights Agreement.

     Pursuant to that certain Letter Agreement dated August 31, 1994 among Trans Union, the Issuer, Charles D. Morgan, Jr. (both individually and as trustee under the Voting Trust Agreement dated September 30, 1983), Rodger S. Kline and James T. Womble, on October 26, 1994 Robert A. Pritzker, Vice President and Treasurer of Trans Union and Executive Vice President and Treasurer of MIC, was elected to the board of directors of the Issuer.


Item 7.   Material to be Filed as Exhibits.

     The following documents, which were filed as exhibits to the Amended and Restated Statement, are incorporated herein by reference:

     Exhibit A:          Data Center Management Agreement dated as
                         of July 27, 1992 between Trans Union and the
                         Issuer

     Exhibit B:          Warrant to Purchase 500,000 Shares of
                         Common Stock of Issuer dated August 31,
                         1992 issued to Trans Union

     Exhibit C:          Registration Rights Agreement dated as of
                         August 31, 1992 between the Issuer and Trans
                         Union


                             Page 5 of 26 pages
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     Exhibit D:          Agreement to Amend and Extend Data Center
                         Management Agreement and to Amend
                         Registration Rights Agreement dated as of August 31, 1994 between Trans Union and the Issuer

     Exhibit E:          Letter Agreement dated August 31, 1994
                         between Trans Union and the Issuer relating to purchase of an additional 500,000 shares of Common Stock of the Issuer

     Exhibit F:          Letter dated August 31, 1994 from Charles
                         D. Morgan, Jr., Rodger S. Kline, James T.
                         Womble and the Issuer to Trans Union,
                         relating to the election to the board of directors of the Issuer of two individuals designated by Trans Union.

     The following documents are filed as additional exhibits hereto:

      Exhibit 99.1 Stock Purchase Agreement dated as of October 26, 1994 between the Issuer and MIC.



                             Page 6 of 26 pages
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                            SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 10, 1994   TRANS UNION CORPORATION, a Delaware
                             corporation

                              By:  /s/ R.C. Gluth
                                 ---------------------------
                              Name:    R.C. Gluth
                                   -------------------------
                              Title:   Vice President
                                    ------------------------

Dated:  November 10, 1994    MARMON INDUSTRIAL CORPORATION, a Delaware
                             corporation

                              By: /s/ R.C. Gluth
                                 --------------------------
                              Name:    R.C. Gluth
                                   ------------------------
                              Title:   Executive Vice President
                                  ----------------------------



                             Page 7 of 26 pages